news release

February 26, 2013

Radius Gold Options Mexican Epithermal Ag-Au Property

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has signed a binding agreement (the “Agreement”) with a private exploration company (the “Optionor”) to option a 10,800 hectare property which hosts a low-sulphidation, epithermal silver-gold vein system located approximately 80 km ENE of the city of Guanajuato in Mexico. Radius has named the project “Santa Brígida” after the Santa Brígida vein, one of the historically mined veins on the property.

Artisanal-scale mining of surface outcrop is known to have occurred in the area from pre-colonial times. Reliable historical reports indicate that more modern small-scale underground mining operations produced, from the late 1800s up to 1926, over 40 Moz of silver and 400 koz of gold from 1.05 Mt at weighted-average grades of 1,300 g/t Ag and 13 g/t Au.

Mineralization is associated with two principal vein swarms, the Pozos system and the Santa Brígida system, each striking generally NW with steep SW dips. Historic production focused on discrete high-grade ore shoots within hydrothermal quartz veins and surrounding altered wall-rock. Historical production records indicate that individual operations mined mineralized shoots ranging from 5 kt to 300 kt in size, with average grades ranging from 200 g/t Ag to 2,500 g/t Ag, and 2 g/t Au to 40 g/t Au. The richest shoot documented produced 300 kt grading 2,500 g/t Ag and 15 g/t Au.

The property is underlain by folded Jurassic-aged sedimentary rocks including carbonaceous shales, shales, arenites, and greywackes, which are discordantly overlain by Cretaceous limestones and Tertiary volcanic rocks. Most of the district is covered by recent soils and caliche, and known areas of mineralization are all hosted by the Jurassic sedimentary sequences where these outcrop.

Planned Work

Radius’s initial exploration efforts will be concentrated on the Santa Brígida vein system, near the town of Mineral de Pozos, in flat-lying agricultural and cattle grazing lands. The veins are exposed in discontinuous outcrop over 1 km in strike length, along a regional topographic lineament likely related to faulting, and which is parallel and potentially genetically related to the mineralized system. Radius believes there is excellent potential for the extension of the Santa Brígida vein system in both directions.

The historical Santa Brígida mine exploited three ore shoots along the vein system with mine workings up to 250 m in depth, and approximately 1.3 km in length. The potential for discovery for Radius is chiefly along strike both to the SE and NW, beyond the last surface expression of the vein system, where its outcrop disappears below recent soil and caliche cover.

Exploration plans call for an exploratory induced polarization (IP) geophysical survey to cover the ground both to the SE and the NW of the known vein system. Survey parameters will be designed to image the near-surface expression of the vein system under the soil cover. A drill program will follow to test the targets generated by the IP survey.

The Agreement

Radius can earn a 100% interest in the project by making an immediate cash payment of US$160,000 to cover outstanding property payments, and by completing a 3,000 meter drill program within 12 months of the issuance of a drilling permit. Once Radius has completed the drill program, it will have 60 days to pay to the Optionor, US$700,000 to acquire the 100% interest, subject to a 2.5% NSR royalty.

Qualified Person

Mr. David Clark, M.Sc., P.Geo. (APEGBC), a Qualified Person as defined by National Instrument 43-101, has verified that the technical information contained in this news release is an accurate summary of the information provided to Radius by the Optionor and is consistent with known historic records, and has approved its disclosure.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  More recently the Company has focused on selling non-core assets, thereby raising the capital needed to succeed in making a discovery with potential to give investors the return desired from a mineral exploration company.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Ralph Rushton”

Director

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.